Filed Pursuant to Rule 433

Registration Statement No. 333-156251

U.S. TREASURY DEPARTMENT

OFFICE OF PUBLIC AFFAIRS

FOR IMMEDIATE RELEASE: November 29, 2011

CONTACT: Treasury Public Affairs (202) 622-2960

TREASURY DEPARTMENT ANNOUNCES PUBLIC OFFERING

OF WARRANTS TO PURCHASE COMMON STOCK OF

ASSOCIATED BANC-CORP

WASHINGTON — The U.S. Department of the Treasury announced today that it has commenced a secondary public offering of 3,983,308 warrants to purchase the common stock of Associated Banc-Corp (the “Company”). The proceeds of this sale will provide an additional return to the American taxpayer from Treasury’s investment in the Company beyond the dividend payments it received on the related preferred stock. The offering is expected to price through a modified Dutch auction. Deutsche Bank Securities Inc. is the sole book-running manager for this offering.

Deutsche Bank Securities Inc., in its capacity as auction agent, has specified that the auction will commence at 8:00 a.m., Eastern Time, on November 30, 2011, and will close at 6:30 p.m., Eastern Time, on that same day (the “submission deadline”). During the auction period, potential bidders for the warrants will be able to place bids at any price (in increments of $0.05) at or above the minimum bid price of $0.50 per warrant.

The auction procedure, and the exercise price, expiration, and other terms of the warrants are described in the preliminary prospectus supplement referenced below.

The warrants are being offered pursuant to an effective shelf registration statement that has been filed by the Company with the Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement related to the offering will be filed by the Company with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement relating to these securities may be obtained, when available, from Deutsche Bank Securities Inc., Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: 1-800-503-4611, or by emailing prospectus.cpdg@db.com. Before you invest, you should read the prospectus and prospectus supplement in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the warrants.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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